Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

October 11, 2022

Item 3 – News Release

The news releases relating to the material changes described in this report were issued by Cameco via GlobeNewswire on October 11, 2022. A copy of the news releases have been filed on SEDAR and are available at www.sedar.com.

Item 4 – Summary of Material Change

On October 11, 2022, Cameco and Brookfield Renewable Partners L.P. (“BEP”), together with its institutional partners (collectively, “Brookfield Renewable”), announced that they are forming a strategic partnership to acquire Westinghouse Electric Company, a global provider of nuclear services businesses, from Brookfield Business Partners L.P. (“BBU”) and its institutional partners, pursuant to an equity purchase agreement (the “Acquisition Agreement”) entered into on such date.

Cameco also announced that it had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase, on a bought deal basis, 29,615,000 common shares of Cameco at a price of US$21.95 per share (the “Offering Price”), for gross proceeds to Cameco of approximately US$650 million (the “Offering”). Additionally, Cameco granted the underwriters an option to purchase up to an additional 4,442,250 common shares at the Offering Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering, for potential additional gross proceeds to Cameco of approximately US$97.5 million.

Item 5 – Full Description of Material Change

The Acquisition

On October 11, 2022, Cameco and BEP announced that a newly-formed limited partnership (the “Acquisition Partnership”) (in which Cameco, directly or through one or more affiliated entities, collectively holds a 49% interest, and in which Brookfield Renewable, indirectly through one or more affiliated entities, holds the remaining 51% interest) entered into the Acquisition Agreement to acquire 100% of the equity interests (the “Acquisition”) of one or more holding vehicles which own and operate, directly or indirectly, through subsidiaries, Westinghouse Electric Company and certain of its affiliates (collectively, “Westinghouse”), a global provider of nuclear services businesses.

The total enterprise purchase price (the “Purchase Price”) for the Acquisition is US$7.875 billion, which includes an assumption of an estimated US$3.4 billion of debt which will remain at Westinghouse, and which is subject to customary purchase price adjustments. The remainder of the Purchase Price will be paid by approximately US$4.5 billion of aggregate cash contributions from Cameco and Brookfield Renewable collectively. Cameco will be responsible to contribute approximately US$2.2 billion and Brookfield Renewable will be responsible to contribute approximately US$2.3 billion in respect of the Purchase Price. It is expected that Westinghouse’s current capital structure will remain in-place.

BEP is pursuing this opportunity through the Brookfield Global Transition Fund I.

Cameco has existing sources of liquidity, and banking affiliates of CIBC World Markets Inc. and Goldman Sachs & Co. LLC have provided commitments for debt financing facilities for the purposes of the Acquisition. As further detailed below, Cameco will pursue a permanent financing with a mix of capital sources, including cash, debt and equity, designed to preserve Cameco’s balance sheet and ratings strength, while maintaining healthy liquidity. The Acquisition is not subject to a financing condition.

The completion of the Acquisition (the “Acquisition Closing”) is expected to occur in the second half of 2023 (the date of the Acquisition Closing, the “Acquisition Closing Date”) and is subject to conditions, including the receipt of the BBU Minority Approval (as defined below), regulatory approvals and other customary closing conditions. The transaction was unanimously approved by the board of directors of Cameco and the board of directors of the general partner of BEP (excluding non-independent directors who did not participate in deliberations).

Acquisition Agreement

Overview

The Acquisition Agreement was entered into on October 11, 2022 among the Acquisition Partnership, certain vehicles controlled by BBU and its institutional partners (the “Sellers”), and, in respect of certain specified representations and covenants, Watt Aggregator, L.P. (being an affiliate of Brookfield Renewable) (“BEP Investor”), Cameco and BBU.

The Acquisition Agreement provides for the indirect Acquisition of Westinghouse by Cameco and Brookfield Renewable, through the Acquisition Partnership. On the Acquisition Closing Date, the Acquisition Partnership or its applicable affiliates will acquire, directly or indirectly, all of the equity interests in Westinghouse from the Sellers.

Purchase Price

The Purchase Price is approximately US$7.875 billion, with approximately US$4.5 billion of required aggregate cash contributions from Cameco and Brookfield Renewable, subject to certain closing and post-closing adjustments based on the cash, indebtedness, working capital and transaction expenses of Westinghouse, and accounting for the cash value of any specified acquisitions or divestitures by Westinghouse during the period between the date of the Acquisition Agreement and the Acquisition Closing. The Purchase Price assumes a certain normalized level of working capital on the Acquisition Closing Date.

Representations and Warranties

The Acquisition Agreement contains various representations and warranties made by the parties that are customary for a transaction of this nature and size. The representations and warranties do not survive closing of the Acquisition. The Acquisition Partnership has purchased a representations and warranties insurance policy in connection with the Acquisition which is expected to provide coverage in respect of the representations and warranties of the Sellers and BBU in the Acquisition Agreement, subject to the limitations and exclusions in such insurance policy.

The Sellers and BBU have each severally (and not jointly) provided customary representations and warranties to the Acquisition Partnership in respect of, among other things, existence and power, authorization and title to the purchased equity interests, as applicable.

The representations and warranties made by the Sellers in respect of Westinghouse relate to, among other things: existence and power; the ownership of the Westinghouse entities; organizational documents; required governmental authorizations; non-contravention; capitalization; joint ventures; financial statements; absence of certain changes; absence of undisclosed material liabilities; material contracts; litigation; compliance with laws and permits; insurance; company products; properties; intellectual property and data privacy; employees; employee benefit plans; pension plans; environmental matters; nuclear regulatory matters; taxes; anticorruption, trade controls and sanctions; government contracts; suppliers; customers and related party transactions.

The Acquisition Partnership, the BEP Investor and Cameco have each severally (and not jointly) provided customary representations and warranties to the Sellers in respect of, among other things, existence and power and authorization. In addition, the Acquisition Partnership has provided certain warranties regarding the availability of funds to satisfy the consideration payable by the Acquisition Partnership in connection with the Acquisition.

Covenants

During the period between the execution of the Acquisition Agreement and the Acquisition Closing Date, each Seller has provided covenants in the Acquisition Agreement, among other things, to cause the business of Westinghouse to be operated in the ordinary course, subject to certain exceptions and limitations, and not to undertake specific types of transactions without the prior written consent of the Acquisition Partnership or as otherwise contemplated by the Acquisition Agreement. In addition, subject to the terms and conditions of the Acquisition Agreement each of the BEP Investor, Cameco, the Acquisition Partnership and the Sellers have agreed to, and to cause their respective affiliates to, use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary or desirable under applicable law, to consummate the transactions contemplated by the Acquisition Agreement. BBU has also provided covenants to conduct the BBU Unitholder Meeting (as defined herein) as promptly as practicable, and to use reasonable best efforts to conduct the BBU Unitholder Meeting on or before the date that is 60 days (and in any event not later than the date that is 75 days) after the date of the Acquisition Agreement.

Concurrently with the execution of the Acquisition Agreement, the Acquisition Partnership delivered to the Sellers an equity commitment letter pursuant to which, subject to the terms of such letter, Cameco and certain affiliates of the BEP Investor (collectively, the “Equity Investors”) have severally (and not jointly) agreed to directly or indirectly provide to the Acquisition Partnership their pro rata share in cash of the amounts required to be funded by the Acquisition Partnership at the Acquisition Closing, as well as certain other payment obligations of the Acquisition Partnership that become payable in connection with the Acquisition Closing, in an aggregate amount of up to US$4.5 billion (the “Equity Financing Commitments”). The Equity Financing Commitments include a several and pro rata guarantee from each Equity Investor with respect to certain obligations of the Acquisition Partnership in connection with a termination of the Acquisition Agreement. The obligations of the Acquisition Partnership under the Acquisition Agreement are not conditional upon the Acquisition Partnership’s ability to obtain financing for the consummation of the Acquisition.

Closing Conditions

Under the terms of the Acquisition Agreement, the Acquisition Closing is conditional upon the satisfaction or waiver of certain events, among other things:

a)

the satisfaction of regulatory requirements, including (A) the expiry or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and compliance with applicable requirements pursuant to antitrust and foreign investment laws, including the receipt of certain approvals, and the absence of any voluntary agreements between the Acquisition Partnership, Sellers, or their respective affiliates and the United States Federal Trade Commission, the United States Department of Justice or other governmental authority pursuant to which the Acquisition Partnership, Sellers, or any of their respective affiliates, as applicable, has agreed not to consummate the Acquisition for any period of time, (B) the receipt of required national security clearances, (C) the conclusion of the applicable notice period under the International Traffic in Arms Regulations or receipt of the consent of the United States Department of State, Directorate of Defense Trade Controls, and (D) the filing of certain other applications and notices with, and receipt of the approvals, licences or consents from, applicable governmental authorities;

b)	no order, decree or judgment of any governmental authority having competent jurisdiction or any applicable law enjoining or prohibiting the consummation of the Acquisition (a “Legal Restraint”);

c)

the approval of the indirect sale by BBU of its interests in Westinghouse (the “BBU Indirect Sale”) by a majority of the votes cast by BBU’s disinterested unitholders in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (the “BBU Minority Approval”) at a duly convened meeting of BBU unitholders eligible to vote at the BBU Unitholder Meeting (the “BBU Unitholder Meeting”). Concurrently with the execution of the Acquisition Agreement, the Acquisition Partnership and certain BBU unitholders who hold in the aggregate approximately 37% of the outstanding units of BBU eligible to vote at the BBU Unitholder Meeting entered into voting agreements pursuant to which, among other things, such BBU unitholders have agreed, subject to the terms and conditions set forth therein, to vote or cause to be voted their BBU units in favour of the BBU Indirect Sale at the BBU Unitholder Meeting;

d)	the accuracy of representations and warranties, and the performance of covenants, as set forth in the Acquisition Agreement;

e)	the absence of certain defaults under specified credit facilities of Westinghouse; and

f)	the absence of any material adverse effect with respect to Westinghouse, as more particularly described therein.

Termination of the Acquisition Agreement

The Acquisition Agreement may be terminated prior to the Acquisition Closing Date:

a)	by mutual written agreement of the Sellers and the Acquisition Partnership

b)

by either the Sellers or the Acquisition Partnership if the BBU Unitholder Meeting is duly convened and held, and the resolution to approve the BBU Indirect Sale is voted on but the BBU Minority Approval is not obtained (a “BBU Negative Vote”);

c)

by either the Sellers or the Acquisition Partnership if the Acquisition Closing has not occurred on before the date that is nine months after the date of the Acquisition Agreement (the “End Date”), which end date may be extended by up to two periods of three months each if all conditions to closing have been satisfied or waived other than the satisfaction of applicable regulatory requirements and related conditions;

d)	by either the Sellers or the Acquisition Partnership, if the consummation of the Acquisition would violate any non-appealable Legal Restraint, subject to customary limitations; and

e)

by the Acquisition Partnership if there is any breach of any representation, warranty, covenant, or agreement on the part of the Sellers or BBU, or by the Sellers if there is any breach of any representation, warranty, covenant, or agreement on the part of the Acquisition Partnership, subject to certain cure rights.

If the Acquisition Agreement is terminated in accordance with the foregoing, such termination will be without liability of any party to the other parties, provided that a party will be fully liable for any and all damages and liabilities resulting from such party’s actual fraud or willful breach of the Acquisition Agreement. Notwithstanding the foregoing, if the Acquisition Agreement is terminated as a result of a BBU Negative Vote, then the Sellers will be required, on a joint and several basis, within two business days of such termination, to pay to the Acquisition Partnership an amount equal to the actual expenses incurred by the Acquisition Partnership, Cameco and the BEP Investor or their respective affiliates in connection with the transaction, which is capped at US$45 million.

Strategic Partnership

The strategic partnership between Cameco and Brookfield Renewable in respect of Westinghouse will be effected through the Acquisition Partnership. The general partner of the Acquisition Partnership (the “General Partner”) has the exclusive right to manage and control and conduct the business of the Acquisition Partnership, subject to limited exceptions. Each of Cameco and Brookfield Renewable or their affiliated entities that hold equity interests in the General Partner from time to time is referred to below as an “Initial Shareholder” and each of the Acquisition Partnership and the General Partner is referred to below as an “Acquisition Entity”.

The following sets out a summary of the principal terms governing the relationship between Cameco and Brookfield Renewable with respect to the Acquisition Entities and, following the Acquisition Closing, Westinghouse:

•

Governance: The General Partner has the exclusive right to manage and control and conduct the business of the Acquisition Partnership, subject to limited exceptions. The board of directors of the General Partner is composed of six directors, with three directors designated by Cameco, and three directors designated by Brookfield Renewable. Such directors are entitled to vote corresponding to the percentage ownership interest in the Acquisition Entities (i.e., Cameco 49% and Brookfield Renewable 51%). This governance structure will be replicated at certain Westinghouse entities after the Acquisition Closing (each such board or governing body, a “Strategic Partnership Board”). The board representation of each Initial Shareholder will be reduced if such Initial Shareholder falls below specified percentages of equity interest in the Acquisition Entities, with each Initial Shareholder ceasing to be entitled to appoint any directors if it holds less than a 10% equity interest in the Acquisition Entities.

•

Approval of Material Matters: Certain matters concerning the business and operation of the Acquisition Entities and their subsidiaries (including, following the Acquisition Closing, Westinghouse; collectively, the “Strategic Partnership Entities”), require (i) the approval of a majority of the directors of the applicable Strategic Partnership Board, including at least one Cameco director and one Brookfield Renewable director, for so long as the applicable party holds at least 25% of the equity interests in the Acquisition Entities, and (ii) in the case of any actions that require the approval of shareholders under applicable law, each of Cameco’s and Brookfield Renewable’s consent (a “Reserved Matter”). Reserved Matters include, among other things, approval of the annual budget, entry into material contracts, making significant investments and entering into new lines of business. If an equity financing is approved as a Reserved Matter, each of Cameco and Brookfield Renewable will have the right to subscribe for its pro rata share of the equity issued on the basis of their respective ownership interests. The Initial Shareholders may also be requested (but not required) to fund the Acquisition Partnership in the event of emergencies or funding shortfalls, by way of a shareholder loan, under certain specified circumstances.

Certain other matters concerning the Strategic Partnership Entities require (i) the approval of a majority of the directors of the applicable Strategic Partnership Board, including at least one Cameco director and one Brookfield Renewable director, for so long as the applicable party holds at least 10% of the equity interests in the Acquisition Entities, and (ii) in the case of any actions that require the approval of shareholders under applicable law, each of Cameco’s and Brookfield Renewable’s consent (a “Fundamental Reserved Matter”). Fundamental Reserved Matters include, among other things, related-party transactions.

•

Transfers of Equity Interests: Neither Cameco nor Brookfield Renewable may transfer any equity interest in the Acquisition Entities without the consent of the other party for a period of three years following the Acquisition Closing, subject to limited exceptions for transfers to certain permitted transferees. Thereafter, the non-transferring Initial Shareholder is entitled to pre-emptive rights. In addition, equity holders holding, in the aggregate, no less than 90% of the equity interests in the Acquisition Entities (the “Selling Parties”) shall have a drag-along right and, if at any time the Selling Parties propose to sell any of their equity interests to an independent third party, each other holder of equity interests in the Acquisition Entity shall have a tag-along right.

•

Initial Public Offering: Commencing on the date that is (i) six years following the Acquisition Closing, an Initial Shareholder holding at least 65% of the equity interests in the Acquisition Entities, and (ii) eight years following the Acquisition Closing, an Initial Shareholder holding at least a majority equity interest in the Acquisition Entities, in each case, shall have the right to initiate and consummate an initial public offering (“IPO”) for the sale of all or part of its equity interests in the Acquisition Entities subject to a right of first offer in favour of the Initial Shareholder that did not initiate such IPO and other conditions.

•

Distributions: The Acquisition Entities will make quarterly distributions of all available cash, subject to reserve amounts, the whole in accordance with a distribution policy to be approved by the board of directors of the General Partner in form and substance reasonably acceptable to each Initial Shareholder.

Financing the Acquisition

The aggregate cash consideration payable by Cameco on the Acquisition Closing is approximately US$2.2 billion (US$2.3 billion including estimated transaction costs), which Cameco intends to finance on the Acquisition Closing Date, directly or indirectly, with a combination of some or all of the following: (i) net proceeds of the Offering (as defined below); (ii) advances and drawdowns under the New Credit Facilities (as defined below) and (iii) cash on hand.

Equity Offering

On October 11, 2022, Cameco also announced that it had entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets and Goldman Sachs & Co. LLC, pursuant to which the underwriters agreed to purchase, on a bought deal basis, 29,615,000 common shares of Cameco at a price of US$21.95 per share (the “Offering Price”), for gross proceeds to Cameco of approximately US$650 million (the “Offering”). The underwriters exercised in full the over-allotment option to purchase an additional 4,442,250 common shares at the Offering Price for additional gross proceeds to Cameco of approximately US$97.5 million. The Offering, including the overallotment option, closed on October 17, 2022 for total gross proceeds to Cameco of approximately US$747.6 million. Cameco intends to use the aggregate proceeds from the Offering, after payment of fees and expenses, to partially fund its share of the Acquisition.

Commitment for New Credit Facilities

Concurrently with the execution of the Acquisition Agreement, Cameco entered into a commitment letter with banking affiliates of the Joint Bookrunners (the “Debt Commitment Letter”), which Debt Commitment Letter provides for commitments from the Commitment Parties (as defined therein) for (a) a senior unsecured term loan facility in an aggregate principal amount up to US$600,000,000 (the “Term Loan Facility”) and (b) a senior unsecured 364-day bridge loan facility in an aggregate principal amount up to US$1,000,000,000 (the “Bridge Facility” and together with the Term Loan Facility, the “New Credit Facilities”). The availability of funds under the Bridge Facility was reduced to US$280,000,000 following receipt of the proceeds of the Offering by Cameco on October 17, 2022 and will be further reduced by, among other things, the proceeds received in connection with other debt and equity issuances (subject to customary exceptions).

Subject to the reduction or termination of commitments described in the prior sentence, the definitive documentation for the Bridge Facility, if any, will contain certain representations and warranties, affirmative and negative covenants, financial covenants and events of default that are substantially consistent with Cameco’s Second Amended and Restated Credit Agreement, dated as of October 1, 2021, as amended by that certain First Amending Agreement, dated as of September 23, 2022, among Cameco, the financial institutions from time to time party thereto as lenders and a Canadian chartered bank, as administrative agent (as amended, the “Existing Credit Agreement”), with certain modifications set forth in the Debt Commitment Letter, including, among other modifications, to adjust for the provision of bridge loans, rather than revolving loans. The loans under the Bridge Facility, if funded, will be senior unsecured loans and will mature 364 days after the Acquisition Closing Date.

The definitive documentation for the Term Loan Facility will contain certain representations and warranties, affirmative and negative covenants, financial covenants and events of default that are substantially consistent with the Existing Credit Agreement, with certain modifications set forth in the Debt Commitment Letter, including, among other modifications, to adjust for the provision of term loans, rather than revolving loans. The Term Loan Facility will be senior and unsecured and is expected to consist of two tranches of US$300,000,000 one of which is expected to mature two years after the Acquisition Closing Date and the other of which is expected to mature three years after the Acquisition Closing Date.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Sean A. Quinn

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

Item 9 – Date of Report

October 18, 2022

Caution Regarding Forward-Looking Information and Statements

Certain information in Items 4 and 5 of this Material Change Report, including certain information about Cameco’s objectives, strategies and plans, as well as other statements which are not current statements or historical facts, constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

Examples of forward-looking information and statements in this Material Change Report include, but are not limited to: Cameco’s expectations regarding the sources and uses of proposed financing for the Acquisition; the timeline of the Acquisition, including the anticipated closing thereof; and the potential joint acquisition corporate organizational structure.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Cameco’s expectations expressed in or implied by such forward-looking statements and that Cameco’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Cameco cautions you against relying on any of these forward-looking statements.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Material Change Report include: the Acquisition may be delayed or may not be completed on the terms contemplated in the Acquisition Agreement or at all; consummation of the Acquisition is subject to the satisfaction of closing conditions and regulatory approvals that may not be satisfied or completed on a timely basis, if at all, which may prevent or delay the consummation of the Acquisition; and the Acquisition Closing is conditioned upon the absence of certain defaults under specified credit facilities of Westinghouse and its affiliates, and the failure to satisfy this condition may result in the failure to consummate the Acquisition; and certain other risks detailed from time to time in Cameco’s public disclosure documents available at www.sedar.com and www.sec.gov. Accordingly, there is a risk that the Acquisition Closing will not occur within the anticipated time, on the terms currently proposed and disclosed in this Material Change Report or at all.

Readers are cautioned that the risks referred to above are not the only ones that could affect Cameco. Additional risks and uncertainties not currently known to Cameco or that Cameco currently deems to be immaterial may also have a material adverse effect on Cameco’s financial position, financial performance, cash flows, business or reputation.

Forward-looking statements made in this Material Change Report are based on a number of assumptions that Cameco believed were reasonable at the time it made each forward-looking statement which may prove incorrect, including that counterparties to material agreements will continue to perform in a timely manner and that there are no unforeseen events preventing the performance of contracts.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned that forward-looking information and statements are not guarantees of future performance. Cameco cannot assure investors that actual results will be consistent with the forward-looking information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements due to the inherent uncertainty therein.

The forward-looking information and statements included in this Material Change Report represent Cameco’s views as of the date of this report and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.

The description of the Acquisition Agreement set forth above is only a summary of its material terms and does not purport to be complete, and is qualified in its entirety by reference to the full and complete terms contained in the Acquisition Agreement, which is filed on SEDAR and on EDGAR. The Acquisition Agreement is not intended to be a source of factual, business or operational information about Cameco or its subsidiaries. The representations, warranties and covenants contained in the Acquisition Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the parties, including being qualified by disclosures for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Accordingly, investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties.